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                             January 19, 2024

       Leo Lu
       Chief Executive Officer
       Bitfufu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: Bitfufu Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed January 12,
2024
                                                            File No. 333-276181

       Dear Leo Lu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed January 12, 2024

       Questions and Answers About the Business Combination and the Special Meeting
       What vote is required to approve the Proposals?, page 6

   1. We note your disclosure on page 74 that "The Initial Stockholders have agreed to vote in favor of the Business
Combination Proposal." Please disclose the percentage of non-
                                                        affiliated public
shares that would be needed to approve the merger assuming all of the initial stockholders
voted for the business combination and if only a quorum of shares are present.
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany
January  19,NameBitfufu
             2024       Inc.
January
Page 2 19, 2024 Page 2
FirstName LastName
Consolidated Statements of Cash Flows, page F-44

2. Your response to prior comment 2 related to the payment for deferred transaction costs is unclear to us. That is, please clarify the balance sheet line item that such amount was recorded and explain why a similar amount is not being adjusted in your pro forma condensed consolidated balance sheet on page 178. Please advise or revise.
3. Please disclose amounts of interest and income taxes paid, if any, in accordance with ASC
         230-10-50-2 in a note to the Statements of Cash Flows.
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 or Mitchell Austin at 202-551-3574 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Andrei Sirabionian